September 15, 2015

U.S. Securities and Exchange Commission

Office of Global Security Risk

Mail Stop 4628

100 F Street, N.E.

Washington, D.C. 20549

Attention:                                         Cecilia Blye

Jennifer Hardy

RE:                           Interval Leisure Group, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2014

Filed February 27, 2015

File No. 001-34062

Dear Ms. Blye and Ms. Hardy,

Set forth below is the response to the letter from the Staff of the Securities and Exchange Commission (the “Commission”) dated September 2, 2015 concerning the Form 10-K described above.

For your convenience, the Staff’s comment is repeated in bold below, followed by the response of Interval Leisure Group (the “Company” or “ILG”).

General

1.              We note that Interval International’s reservation webpage includes a list for all the world airports, including Sudan and Syria, and that clicking on those countries yields a list of seven airports codes for Sudan and four airport codes for Syria. Sudan and Syria are designated by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Your Form 10-K does not include disclosure about those countries. Please describe to us the nature and extent of any past, current, and anticipated contacts with Sudan and Syria, whether through subsidiaries, affiliates, partners, or other direct or indirect arrangements. For instance, we are aware of a 2012 news article reporting that Interval International announced a partnership with Etihad Airways enabling certain Interval members to enjoy benefits and services when they travel with Etihad. Etihad Airways’ website lists flights to Sudan. You should describe any products, components, technology or services you have provided, directly or indirectly to Sudan or Syria, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities they control.

Ms. Cecilia Blye

Ms. Jennifer Hardy

File No. 001-34062

Response to Staff Comments

September 15, 2015

RESPONSE TO COMMENT:

I.                                        Compliance Commitment and Confirmation of Compliance

In response to the Staff’s comment, the Company acknowledges that the State Department designates Sudan and Syria as state sponsors of terrorism and that, as such, Sudan and Syria are subject to U.S. economic sanctions and export controls.  The Company has a robust set of controls and screening processes designed to ensure compliance with these and other U.S. trade sanctions and export controls that apply to the Company’s conduct.  This compliance program reflects the Company’s commitment to full compliance with these controls.

With the benefit of this program and with reference to the screening controls in place pursuant to that compliance program, the Company further states that it is presently unaware of any past, current or anticipated contacts with Sudan or Syria, other than the provision of leisure and travel services to persons resident in Syria who participate in the exchange membership program operated by Interval International, Inc. (“Interval”), one of the Company’s wholly-owned subsidiaries (each an “Exchange Member”).

Again, with reference to the compliance controls and related regulatory reviews conducted by the Company, this provision of standard exchange membership servicing is lawful under the rules and regulations promulgated by the State Department and the U.S. Department of the Treasury, Office of Foreign Assets Control.

OFAC has confirmed the Company’s assessment that its travel related services under the Syrian sanctions are permitted, as explained in FAQ no. 135, which provides:

135. Are travel-related transactions permissible under the new Syria Executive order 13582?

Yes. The new Syria Executive order, Executive Order 13582, does not prohibit U.S. persons from engaging in transactions ordinarily incident to travel to or from any country, including importation of accompanied baggage for personal use, maintenance within any country including payment of living expenses and acquisition of goods or services for personal use, and arrangement or facilitation or such travel including nonscheduled air, sea, or land voyages. [08-17-11]

This FAQ specific to Syria is consistent with a more general FAQ that OFAC issued as to multiple other programs, including Syria and Sudan.  In FAQ no. 104, OFAC confirmed that – but for Cuba – all travel related services are authorized.  In this FAQ, OFAC also confirmed the appropriateness of Interval’s practice of screening all potential Exchange Members by advising that any such travel services need to be preceded by screening.  FAQ 104 provides:

Ms. Cecilia Blye

Ms. Jennifer Hardy

File No. 001-34062

Response to Staff Comments

September 15, 2015

104. Can an insurer offer global travel insurance and worldwide travel assistance without violating U.S. sanctions?

The provision of all travel related services are authorized for all OFAC country sanctions programs (including Burma, Iran and Sudan) except Cuba.  Additionally, insurers should check OFAC’s list of Specially Designated Nationals and other sanctions lists to ensure that no prohibited services are rendered to persons or entities on those lists. [01-15-15]

II.                                   Syrian or Sudanese Resident Exchange Members and Service Offerings

a.                                      Screening of Exchange Members in Syria and Sudan

As part of its compliance processes that reflect OFAC’s advisement in FAQ 104 noted above, the Company affirmatively states that Interval pre-screens all Exchange Members to ensure that program services are not made available to persons (i) to whom Interval would be prohibited from providing services based on their country of residence, including Sudan and (ii) those persons otherwise sanctioned by Executive Order and/or found on the Specially Designated Nationals List.  This latter category would include Syrian nationals sanctioned via Executive Order 13582 and other actions by the President.  In accordance with this generally applied process, all persons who reported their residence as being in Syria were screened and cleared prior to becoming Exchange Members.

As of the date hereof, records indicate that 13 of Interval’s nearly 2,000,000 Exchange Members reported that they are or were Syrian residents.  The civil war and resultant demographic shifts out of Syria mean that it is likely that many Exchange Members who reported that they were Syrian residents are no longer resident in Syria.

Interval has no Exchange Members reporting that they are Sudanese residents.

b.                                      Overview of Service Offerings

The leisure and travel services made available through participation in Interval’s exchange membership program include allowing Exchange Members to exchange the use and occupancy of their timeshare accommodations at vacation ownership resorts participating in Interval’s exchange program (“Member Resorts”) for the use and occupancy of timeshare accommodations at other Member Resorts.  Travel services, generally ancillary to the exchange process, are also available to be provided to Exchange Members, including Syrian Exchange Members.  In the U.S., such travel services are facilitated through online or service center-based access to the global distribution system (GDS) operated by Amadeus.  This GDS gives travel providers real-time access to airlines for services and rates on various reservation systems run by the airlines.  Online booking of air travel transactions involve the Exchange Member accessing the GDS via Interval’s booking engine, booking their desired travel and making payment to the vendor/carrier’s merchant account directly. All transactions are cleared through the Airline Reporting Corporation (ARC).  For service center-based travel services, the Exchange Member discusses his or her travel needs with a vacation advisor who books the desired travel through the GDS

Ms. Cecilia Blye

Ms. Jennifer Hardy

File No. 001-34062

Response to Staff Comments

September 15, 2015

and collects payment in the same manner referenced above in the context of an online transaction – that is, via direct payment by the consumer to the vendor/carriers merchant account.

c.                                       Airline Travel Records

While the OFAC interpretations above indicate that such services would not be prohibited (with proper screening), we have conducted a review of Interval’s US-based records and have confirmed that Interval has not sold any airline tickets to or from Sudan or Syria in the last three years.

Historically, travel services have been offered to Exchange Members resident in the United Kingdom and Ireland from Interval’s UK-based member servicing offices, using a service center-based procedure similar to that used in the U.S.  However, the provision of travel services to Exchange Members resident in these countries has been outsourced to a third party provider, effective January 1, 2015, and travel services personnel were separated from the Company shortly thereafter.  Travel services to Exchange Members residing in the Middle East are provided by a third party, Travel Choice Overseas Limited (f/k/a Thomas Cook Overseas Limited).

d.                                      Etihad Airways

The Company states that, in 2012, Interval entered into a marketing arrangement with Etihad Airways to provide a regionally based value-added benefit for Exchange Members resident in EMEAA (Europe, the Middle East, Africa and Asia) and participating in the upgraded versions of its exchange membership program, i.e., EMEAA-based Exchange Members participating at a Gold or Platinum membership level.  The benefit consisted of certain airfare discounts and other leisure and travel-based benefits based on an eligible Exchange Member’s direct enrollment in the Etihad Airways’ Guest Loyalty Program.  Because the uptake of this program benefit was negligible, Interval has allowed this marketing arrangement to expire in ordinary course.  Although Interval was entitled to earn a 3% commission on net airfares booked by participating Exchange Members, Interval never received any commissions since no bookings were made through this arrangement.  Further, although Interval promoted participation in the Etihad Airways’ Guest Loyalty Program as a regionally-based member benefit to EMEAA-based Exchange Members participating at a Gold or Platinum membership level, it did not specifically promote travel to any particular airport destination within Etihad Airways’ travel network.

2.              Please discuss the materiality of any contacts with Sudan or Syria you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or

Ms. Cecilia Blye

Ms. Jennifer Hardy

File No. 001-34062

Response to Staff Comments

September 15, 2015

similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

RESPONSE TO COMMENT:

As noted above, OFAC has stated that the offering or provision of travel related services is not subject to sanction, prohibition or limitation as regards Syria or Sudan.  Interval offers travel related services in compliance with OFAC sanctions and screening requirements.

Other than these permitted travel services incidental to Exchange Membership, the Company has no contacts (material or otherwise) with any prohibited party or government entity in Sudan or Syria.  Specifically, the Company has no known contact with Sudan.  Its contact with Syria is limited to the membership travel services described above to screened persons who reported to be Syrian residents. These services include the provision of leisure and travel services to these Syrian-based Exchange Members, which servicing Interval understands to be lawful under all applicable rules and regulations.  Based on the foregoing, the Company believes that no disclosure regarding its contacts with Sudan and Syria is warranted at the present time.

However, in recognition that these rules may change and the Company may be adversely affected by such changes, the Company proposes to include the following risk factor in future filings, beginning with its Annual Report on Form 10-K for the year ended December 31, 2015:

“We could be adversely affected by changes to or violations of sanctions laws.

The United States has from time to time imposed sanctions that restrict U.S. companies from engaging in business activities with certain persons, foreign countries, or foreign governments that it determines are adverse to U.S. foreign policy interests. Other countries in which we operate may also impose such sanctions. Any restrictions on our ability to conduct our business operations could negatively impact our financial results. If we are found to be liable for violations of U.S. sanctions laws or equivalent laws of another country where we operate, either due to our own acts or out of inadvertence, we could suffer monetary penalties and reputational harm which could have a material and adverse effect on our results of operations and financial condition.”

As requested, the Company acknowledges that:

•                  the Company is responsible for the adequacy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Ms. Cecilia Blye

Ms. Jennifer Hardy

File No. 001-34062

Response to Staff Comments

September 15, 2015

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We look forward to the Staff’s response to the foregoing. Please do not hesitate to contact Michele Keusch, AGC-Securities, Mergers and Acquisitions, at (305) 925-7065 or at Michele.Keusch@iilg.com with any questions or to discuss this correspondence.

Very truly yours,

William L. Harvey
Executive Vice President
and Chief Financial Officer